FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
               For the period of April 03, 2007 to May 23, 2007

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Enclosures:

1.  News release dated 20 April, 2007 announcing Holding(s) in Company
2.  News release dated 08 May, 2007 announcing Biogen Idec and Vernalis
3.  News release dated 17 May, 2007 announcing Drug Discovery Collaboration
4.  News release dated 23 May, 2007 announcing AGM Statement


TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Vernalis Plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( X )
Initial implementation of the Transparency Directive

3. Full name of person(s) subject to the notification obligation:
Aberforth Partners LLP

4. Full name of shareholder(s) (if different from 3.) :
Noted below

Aberforth Smaller Companies     Nortrust Nominees Ltd A/c       7,591,344
Trust Plc                       Aberfrth

Aberforth UK Small              Nortrust Nomimees Ltd A/c       7,612,970
Companies Fund                  Aberfrth

Aberforth Geared Capital        Nortrust Nomimees Ltd A/c               0
& Income Trust Plc              Aberfrth

The Church Commissioners        The Church Commissioners for    1,298,428
for England                     England (Chase GIS) Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):
20 January 2007

6. Date on which issuer notified:
25 January 2007

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:
N/A

A: Voting rights attached to shares

Class/type of shares if possible         Situation previous to the
using the ISIN CODE                      Triggering transaction
                                     Number of     Number of voting
                                     shares        Rights

Ordinary Shares                      16,502,742    16,502,742
GB0032750324

Resulting situation after the triggering transaction
Class/type of       Number of      Number of voting rights    % of voting
shares if possible  shares                                    rights
using the ISIN CODE
                    Direct         Direct     Indirect        Direct   Indirect

Ordinary Shares     N/A            N/A        16,502,742      N/A      5.27%
GB0032750324

B: Financial Instruments
Resulting situation after the triggering transaction

Type of      Expiration     Exercise/          Number of voting     % of voting
financial    Date           Conversion Period/ rights that may be   rights
instrument                  Date               acquired if the
                                               instrument is
                                               exercised/
                                               converted.

N/A          N/A            N/A                N/A                  N/A

Total (A+B)
Number of voting       % of voting
rights                 rights
16,502,742             5.27%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
Held by Aberforth Partners LLP

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
N/A

14. Contact name:
JAD Slater, General Counsel & Company Secretary

15. Contact telephone number:
0118 977 3133





TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Vernalis Plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

N/A See Additional Information

3. Full name of person(s) subject to the notification obligation:
Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) :
N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):
N/A

6. Date on which issuer notified:
12 February 2007

7. Threshold(s) that is/are crossed or reached:
Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible         Situation previous to the
using the ISIN CODE                      Triggering transaction
                                     Number of     Number of voting
                                     shares        Rights

Ord GBP                              6,527,329 = 3.01%
0.05                                (Under Sec 198 on the 17/12/2005)

Resulting situation after the triggering transaction
Class/type of shares Number of      Number of voting rights    % of voting
if possible using    shares                                    rights
the ISIN CODE
                     Direct         Direct       Indirect      Direct   Indirect
Ord GBP              10,459,927     10,459,927                 3.33
0.05

B: Financial Instruments
Resulting situation after the triggering transaction

Type of      Expiration      Exercise/          Number of voting     % of voting
financial    Date            Conversion Period/ rights that may be   rights
instrument                   Date               acquired if the
                                                instrument is
                                                exercised/
                                                converted.

Total (A+B)
Number of voting       % of voting
rights                 rights
10,459,927             3.33

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (10,459,927 = 3.33% LGAS, LGPL & PMC)

Legal & General Investment Management      Legal & General Insurance Holdings
   (Holdings) Limited (Direct)                Limited (Direct) (LGAS & LGPL)

Legal & General Assurance (Pensions        Legal & General Assurance Society
   Management) Limited (PMC)                  Limited (LGAS & LGPL)

                                           Legal & General Pensions Limited
                                              (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using shares in issue figure of 313,300,820
First notification under DTR Sourcebook

14. Contact name:
JAD Slater, General Counsel & Company Secretary

15. Contact telephone number:
0118 977 3133



TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Vernalis Plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( X ) Initial Disclosure

3. Full name of person(s) subject to the notification obligation:
Jupiter Asset Management Limited

4. Full name of shareholder(s) (if different from 3.) :

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:
19 April 2007

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible         Situation previous to the
using the ISIN CODE                      Triggering transaction
                                     Number of     Number of voting
                                     shares        Rights
Ordinary Shares

Resulting situation after the triggering transaction
Class/type of shares Number of     Number of voting rights    % of voting rights
if possible using    shares
the ISIN CODE
                     Direct        Direct     Indirect        Direct    Indirect
Ordinary Shares      0             0          15,674,791                5.00

B: Financial Instruments
Resulting situation after the triggering transaction

Type of      Expiration      Exercise/          Number of voting     % of voting
financial    Date            Conversion Period/ rights that may be   rights
instrument                   Date               acquired if the
                                                instrument is
                                                exercised/
                                                converted.
N/A

Total (A+B)
Number of voting       % of voting
rights                 rights
15,674,791             5.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
The shares will appear on the register in the following names:
Nortrust Nominees Limited - 15,674,791

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:
JAD Slater, General Counsel & Company Secretary

15. Contact telephone number:
0118 977 3133





TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Vernalis PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( X )
Initial implementation of the transparency directive

3. Full name of person(s) subject to the notification obligation (iii):
Apax Europe V GP Co Limited
Apax Europe V GP L.P.
Apax Europe V - A, L.P.
Apax Europe V - B, L.P.
Apax Europe V C GmbH & Co. KG
Apax Europe V - D, L.P.
Apax Europe V - E, L.P.
Apax Europe V - F, C.V.
Apax Europe V - G, C.V.
Apax Europe V - 1, L.P.
Apax Europe V - 2, L.P.
Apax Partners Europe Managers Limited

4. Full name of shareholder(s) (if different from 3.) (iv):
Apax (OCS) Nominees Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
N/A

6. Date on which issuer notified:
20 April 2007

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified details:
N/A

A: Voting rights attached to shares

Class/type of shares if possible        Situation previous to the
using the ISIN CODE                   Triggering transaction (vi)
                                   Number of    Number of voting
                                   shares       Rights (viii)
GB003 275 0324                     25 522 721   25 522 721

Resulting situation after the triggering transaction (vii)

Class/type of shares Number of     Number of voting rights    % of voting rights
if possible using    shares        (ix)
the ISIN CODE
                     Direct        Direct (x) Indirect (xi)   Direct    Indirect

GB003 275 0324       25,522,721    25,522,721                 8.15%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of      Expiration Date Exercise/          Number of voting     % of voting
financial    (xiii)          Conversion Period/ rights that may be   rights
instrument                   Date (xiv)         acquired if the
                                                instrument is
                                                exercised/
                                                converted.
N/A          N/A             N/A                N/A                  N/A

Total (A+B)
Number of voting       % of voting
rights                 rights

25 522 721             8.15%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
N/A

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
N/A

14. Contact name:
JAD Slater, General Counsel & Company Secretary

15. Contact telephone number:
0118 977 3133

May 8, 2007


 Biogen Idec and Vernalis Plc Announce the Start of Phase II Program of BIIB014
                             in Parkinson's Disease

Cambridge, MA and WINNERSH, U.K., May 8, 2007- Biogen Idec (NASDAQ: BIIB) and Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced the initiation of the Phase II program of BIIB014 (also known as V2006), an oral compound, for the treatment of Parkinson's disease. BIIB014 is an adenosine A2A receptor antagonist that may offer a non-dopaminergic therapy for patients with Parkinson's disease.

The initial Phase II study is a double-blind, placebo controlled randomised trial of single and repeated doses of BIIB014 in patients with late-stage Parkinson's disease. In the trial BIIB014 will be added on to the patients usual L-dopa therapy. The second Phase II study will be a double-blind, placebo controlled randomised, dose-ranging trial of BIIB014 monotherapy in patients with early-stage Parkinson's disease. The primary endpoint of both studies will be to evaluate the safety and tolerability of BIIB014. Secondary endpoints will include the evaluation of motor function.

Simon Sturge, CEO of Vernalis commented:

"The progress into Phase II trials is of particular significance to Vernalis' growing Parkinson's disease franchise and further demonstrates the company's ongoing commitment to the Parkinson's community. Dopamine replacement therapy has been the cornerstone of Parkinson's disease therapy, but there is a real need for a new class of non-dopaminergic agents which may help to restore motor function in Parkinson's disease patients without inducing the adverse effects that limit the clinical utility of current therapies."

"BIIB014 has the potential to be a novel, non-dopaminergic treatment option for people living with Parkinson's disease. We are pleased with the advancement of this program, which is part of Biogen Idec's effort to extend our research and development capabilities beyond multiple sclerosis and into other neurological diseases," said Alfred Sandrock, MD, PhD, Senior Vice President, Neurology Research and Development, Biogen Idec.

Phase I development of BIIB014 was successfully completed by Vernalis, with Biogen Idec now responsible for conducting and funding future development. Vernalis received a milestone payment of $3 million at the end of 2006 relating to the start of the Phase II programme and will receive additional milestones and royalties on the successful development and commercialisation of products. In addition, Vernalis has an option to co-promote products arising out of this collaboration in the U.S.
                                   -- ends --

Enquiries:
Vernalis Contacts                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
John Hutchison, Development Director

Brunswick Group                                             +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy
Lazar Partners Ltd
Gregory Gin                                                 212-867-1762

Biogen Idec Contacts
Media - Amy Brockelman, Associate Director, Public Affairs  617-914-6524
Investors - Eric Hoffman, Associate Director, Investor      617-679-2812
Relations


Notes to Editors

About Parkinson's Disease

It is estimated that between 1-1.5 million people in the U.S. have Parkinson's disease, a condition that results from selective degeneration of an area of the brain called the substantia nigra, which is located towards the base of the brain in the basal ganglia. Normally these nerve cells release dopamine - a chemical that transmits signals between nerve cells (called a neurotransmitter). This central signalling pathway is essential for the fine control of movement and posture, and breakdown results in the symptoms of Parkinson's disease namely tremor, rigidity, slow movements and postural instability. Muscle rigidity can become so severe as to result in "freezing" also referred to as "off" episodes, when patients are rendered immobile. Patients also suffer from problems relating to impaired control of blood pressure (postural hypotension) and gut motility, which can impair the absorption of food and drugs. The disease is progressive and the signs and symptoms generally worsen over time. However, while Parkinson's disease may eventually be disabling, the disease often progresses gradually and with appropriate treatment many patients have a number of years of productive life after initial diagnosis.

About Biogen Idec

Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs. Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies. Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis. For product labeling, press releases and additional information about the company, please visit: http://www.biogenidec.com

About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on the treatment of central nervous system (CNS) disorders. The company has eight products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit: www.vernalis.com

Forward-Looking Statements

This news release contains forward-looking statements regarding the clinical and therapeutic expectations of the BIIB014 compound. These statements are based on the companies' current beliefs and expectations. They are subject to the risks inherent in drug development, including the risks that the effects of the compounds in larger clinical trials may not be as expected or that there may be safety issues or other problems or delays in clinical trials, unexpected technical or manufacturing hurdles, or intellectual property disputes. Drug development involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in animal models or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports of Biogen Idec Inc. and Vernalis plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

17 May 2007


Vernalis Plc and Servier Research Group Enter Into Drug Discovery Collaboration

      - Further Endorsing Vernalis' Structure Based Drug Design Platform -


WINNERSH, U.K., and NEUILLY sur SEINE, France, 17 May 2007 -- Vernalis plc (LSE:
VER, Nasdaq: VNLS) and Servier, France's largest privately-owned pharmaceutical company, today announced that they entered into a joint, three-year, oncology drug discovery collaboration.

"Cancers represent a major cause of mortality worldwide and Servier is committed to provide patients with novel therapeutic approaches for treating these devastating pathologies. We are confident that the collaboration with Vernalis will efficiently complement our research activities and help us in reaching our objectives" said Laurent Perret, MD, PhD, President Servier Research and Development.

"The partnership with Vernalis is a major step in our strategy to increase our efforts in the development of novel anti-cancer therapeutic approaches. This collaboration will expedite the discovery of innovative compounds with potential use in therapeutic indications with high unmet medical need" added Emmanuel Canet, MD, PhD, Vice President Servier Research and Development.

Under the terms of the collaboration which utilises Vernalis' proprietary drug discovery platform on this undisclosed target, Vernalis will receive an upfront payment and a share in the downstream success of the product, terms of which are not disclosed.

Simon Sturge, CEO of Vernalis, commented

"The collaboration with Servier is an important step for Vernalis and further validates our fragment-based drug discovery platform. This platform is currently being used to progress a number of our research programmes. This collaboration with Servier follows on from a recent announcement that another of our partners, Novartis, has selected a second Hsp90 compound, also discovered using our innovative platform, as a preclinical development candidate. We are delighted to announce this relationship with Servier and look forward to working with them to develop exciting new cancer treatment opportunities."

There will be significant newsflow in the coming months for Vernalis, with expected progress to include:

   - Frova(R): Menstrual Migraine PDUFA date -19 August 2007

   - V10153: Data from Phase IIa - Novel long-acting thrombolytic for acute ischaemic stroke

   - V3381: Data from Phase II - Dual NMDA antagonist and MAO-A inhibitor for neuropathic pain

   - V24343: Data from Phase I - CB1 antagonist for obesity

   - Hsp90: Start of Phase I - Novel oncology treatment in Cancer (partnered with Novartis)

                               - ends -

Enquiries:
Vernalis plc                                   +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer

Brunswick Group                                +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

Lazar Partners Ltd
Gregory Gin                                    212-867-1762

Servier
Direction de la Communication                  +33 (1) 55 72 77 77



Notes to Editors

About Servier

Servier is the leading independent French pharmaceutical company, established in 1954 by its founder, Jacques Servier, M.D., Pharm.D. The group is established in 140 countries and 82% of Servier products are prescribed out of France. Sales turnover in 2006 rose to 3.3 billion euros. Almost 25% of Servier's turnover is invested in Research and Development. The Servier Group counts 19 Internationals Centers of Therapeutic Research, and its principal therapeutic research orientations are cardiovascular diseases, diabetes, neuropsychiatric disorders, cancer, and osteoarticular diseases. More information is available at: www.servier.com.

About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has eight products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit: www.vernalis.com


______________________________________________________________________________
Product      Indication  Phase  Phase  Phase                      Marketing
                                                                  Rights
                           I      II    III   Registration Market

______________________________________________________________________________
Apokyn(R)    Parkinson's                                     x    North
             Disease                                              America
______________________________________________________________________________
Frova(R)     Migraine                                        x    US
                                                                  milestones &
                                                                  royalties -
                                                                  Endo
                                                                  (EU -
                                                                  royalties)
______________________________________________________________________________
Frova(R)     Menstrual                             x              US
             Migraine                                             milestones &
             Prevention                                           royalties -
                                                                  Endo
                                                                  (EU -
                                                                  royalties)
______________________________________________________________________________
V1512        Parkinson's          x                               World Wide
             Disease                                              (excl.
                                                                  Italy)
______________________________________________________________________________
V10153       Ischaemic            x                               World Wide
             stroke
______________________________________________________________________________
V1003        Acute Pain           x                               US Profit
                                                                  share Option
                                                                  Reckitt
                                                                  Benckiser
______________________________________________________________________________
V3381        Neuropathic          x                               World Wide
             Pain
______________________________________________________________________________
V2006        Parkinson's          x                               US
             Disease                                              Co-promotion
                                                                  Biogen Idec
______________________________________________________________________________
MMPI         Multiple      x                                      None -
             Sclerosis                                            royalty
                                                                  (Serono)
______________________________________________________________________________
V24343       Obesity       x                                      World Wide
______________________________________________________________________________




Vernalis' Structure Based Discovery Capabilities

Vernalis has a strong research capability focussed on the discovery of drug development candidates to treat diseases of the central nervous system (CNS) and cancer. The company uses and develops structure-based drug discovery methods for its programmes in order to increase the quality and discovery rate of drug candidate compounds. The Company's approach is to generate as much 3 dimensional protein-molecule structural information as possible in the hit identification phase using virtual screening, a distinctive fragment (small parts of molecules) based discovery process, and molecular modeling. In turn, this structural information is used to design novel hit compounds, often combining key interaction features from a number of fragments and compounds together. These hits are then optimised using structure-guided medicinal chemistry. Drug candidate compounds emerging from this discovery process in both therapeutic areas are regularly reviewed and considered for partnering or internal development.

Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products, the Company's ability to find partners for the development and commercialisation of its products, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and Apokyn(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

23 May 2007


                                  VERNALIS PLC


           RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 23 MAY 2007


Vernalis plc announces that all resolutions proposed to shareholders at its Annual General Meeting held today were duly passed.


All resolutions were approved on a show of hands. The number of proxy votes received for each resolution is set out below.



         Resolution                 For (including              Against*        Withheld
                                discretionary votes)*
Ordinary Resolution

1. To receive the
audited accounts and
related reports of the
Directors and auditors        224,569,857    (99.99%)       10,707    (0.01%)      7,157

2. To approve the
remuneration report           217,328,467    (99.63%)      813,306    (0.37%)  6,445,948

3. To re-elect as a
Director Dr A Baxter          224,545,392    (99.99%)       33,176    (0.01%)      9,153

4. To re-elect as a
Director Ms C C Ferguson      224,544,267    (99.98%)       38,844    (0.02%)      4,610

5. To re-elect as
a Director Mr J A
D Slater                      224,553,615    (99.99%)       28,646    (0.01%)      5,460

6. To elect as a
Director Mr I Clark           224,542,703    (99.98%)       35,049    (0.02%)      9,969

7. To re-appoint
PricewaterhouseCoopers LLP
as auditors and to authorise
the Directors to determine
their remuneration            223,611,362    (99.65%)      792,957    (0.35%)    183,402

8. To authorise the Directors
to allot relevant
securities                    224,537,200    (99.98%)       37,797    (0.02%)     12,724
Special Resolution

9. To authorise the
Directors to allot equity
securities for cash           224,527,782    (99.98%)       39,519    (0.02%)     20,420
Ordinary Resolution

10. To approve the
Vernalis plc Bonus Long-Term
Incentive Plan                199,330,753    (91.39%)   18,789,501    (8.61%)  6,467,467


*NB: Percentage of votes cast excludes withheld votes


Enquiries:

Vernalis plc                                         +44 (0)118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer

Brunswick Group                                      +44 (0)20 7404 5959
Jon Coles
Alex Tweed

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: June 01, 2007                                 Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer